Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Encore Artistic Solutions, Inc
490 Via Del Norte
Oceanside, CA 92058
www.encoreartpaint.com

Up to $1,234,998.60 in Common Stock at $1.65
Minimum Target Amount: $9,999.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Encore Artistic Solutions, Inc
Address: 490 Via Del Norte, Oceanside, CA 92058
State of Incorporation: DE
Date Incorporated: July 02, 2021

Terms:

Equity

Offering Minimum: $9,999.00 | 6,060 shares of Common Stock
Offering Maximum: $1,234,998.60 | 748,484 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.65
Minimum Investment Amount (per investor): $249.15

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering will be subject to a voting proxy.

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

<u>Investment Incentives and Bonuses*</u>

<u>Time-Based:</u>

Friends and Family Early Birds

Invest within the first two weeks and receive 15% bonus shares

Super Early Bird Bonus

Invest within the first three weeks and receive 10% bonus shares

Early Bird Bonus

Invest within the first four weeks and receive 5% bonus shares

<u>Amount-Based:</u>

$250+

Ruby Red

Receive a Tomorrow's Artist fine art paint sampler kit including black, white and 3 colors + a one-time 10% discount code to our website

$500+

Glenneyre Green

Receive a Tomorrow's Artist fine art paint sampler kit + a one-time 15% discount code to our website

$1,000+

Brooks Blue

A 5% charitable contribution of paint will be made in your name to the charity of your choice (based on Issuer provided options: Boys & Girls Clubs of America, YoungArts, or National Arts Youth Alliance), + a Tomorrow's Artist Fine Art Paint Sampler Kit, + a $25 gift card, + a one-time 15% discount code with free shipping on your order

$1,750+

Bluebird Blue

Receive a Tomorrow's Artist Fine Art Paint Sampler Kit, + a $50 gift card, + a 15% discount code for 2 months with free shipping on your orders, + a 5% charitable contribution of paint will be made in your name to the charity of your choice (based on Issuer provided options: Boys & Girls Clubs of America, YoungArts, or National Arts Youth Alliance)

$2,500+

Mountain White

Receive a Tomorrow's Artist Fine Art Paint Sampler Kit, + a $75 gift card, + a 15% discount code for 6 months with free shipping on your orders, + a 5% charitable contribution of paint will be made in your name to the charity of your choice (based on Issuer provided options: Boys & Girls Clubs of America, YoungArts, or National Arts Youth Alliance)

$5,000+

Agate Black

Receive 5% Bonus Shares, + a $100 gift card + a 15% discount code for 1 year with free shipping on your orders, + a Tomorrow's Artist Fine Art Paint Sampler Kit, and a 5% charitable contribution of paint will be made in your name to the charity of your choice (based on Issuer provided options: Boys & Girls Clubs of America, YoungArts, or National Arts Youth Alliance)

$10,000+

Victoria Sunset

Receive 5% Bonus Shares, + a $250 gift card, + a 20% discount code for 1 year with free shipping on your orders, + a Tomorrow's Artist Fine Art Paint Sampler Kit, + a 10% charitable contribution of paint will be made in your name to the charity of your choice (based on Issuer provided options: Boys & Girls Clubs of America, YoungArts, or National Arts Youth Alliance)

$25,000+

Cress Yellow

Receive 10% Bonus Shares, + a 25% discount code for 1 year with free shipping on your orders, + a $250 gift card, + a Tomorrow's Artist Fine Art Paint Sampler Kit, + a 10% charitable contribution of paint will be made in your name to the charity of your choice (based on Issuer provided options: Boys & Girls Clubs of America, YoungArts, or National Arts Youth Alliance)

$50,000

Gaviota Gold

Receive 15% Bonus Shares, + a 30% discount code for 1 year with free shipping on your orders, + a $250 gift card, + a Tomorrow's Artist Fine Art Paint Sampler Kit, + a 10%

charitable contribution of paint will be made in your name to the charity of your choice (based on Issuer provided options: Boys & Girls Clubs of America, YoungArts, or National Arts Youth Alliance)

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Encore Artistic Solutions, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.65 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $165. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Overview

Encore Artistic Solutions, Inc secures the exclusive rights to large quantities of discarded paint and uses these resources to support various types of arts and craft brands. The Company has a patent pending process to sort and reformulate the material to satisfy the working artists. With several tested and approved formulas the company is able to manufacture several varieties of art paint appropriate for gallery quality works, and craft and hobby versions of our material. Each of these segments have different price points and distribution methods.

Business Model

The company sells product in both B2C and B2B methods. We are also preparing to do an instore retail pilot with a large retailer.

We reduce the burden on the environment, enable the vast artistic community to have socially responsible products without sacrificing quality or needing to change behaviors, and empower them to “Make Art Not Waste” without the supply chain issues plaguing many industries.

Corporate Structure

Encore Artistic Solutions, Inc. was organized as a Delaware C-Corporation on July 2, 2021. It is independent of any other entity.

Competitors and Industry

Industry

The General Industry of our beachhead product offering is the 40 billion dollar Arts and Craft Market.

Source for 40bn Market size: https://qz.com/928235/the-business-of-creativity-is-worth-44-billion/

Competitors

The dominate players in the category are Golden Artistic Colors, Liquitex, Blicks, Artezza, Hobien, Windsor Newton, Atelier and Sennelier.

We believe Encore, at this time, stands alone in the upcycled art paint arena. We have similar characteristics to the brands mentioned above but we are simply different. When using our material you are solving a monumental problem.

Current Stage and Roadmap

Current Stage

The Encore product development began over 4 years ago. The company develped two viscosities and tested within the local Laguna Beach market. We are commencing our retail and online channel pilot initiatives with art and craft industry leaders, we are planning our "Tomorrows Artists" and "Created with Encore" partnerships wherein we will be bringing our sustainable solutions to power other, non competing market offerings. The vision for the Company is to target a product in every department within the large national retailers with a sustainable solution inline with our ethos over the next 5 years in collaboration with our retail partners.

Future Roadmap

New products are currently being tested to confirm product market fit. These include clear coat acrylics ready for distribution Q2 23, and decorative stone used in floral design. Retail testing will commence Q3 23.

We are preparing a broad social media marketing campaign to further spread the word. (ex. “ Invest in Encore on Start Engine today and help the world Make Art Not

Waste!") The company will use resources to hopefully launch our retail pilot program within national retailers and expand our supply chain advantage. We plan to extend our social media reach and collaborative marketing strategies.

The Team

Officers and Directors

Name: Steve Ross

Steve Ross's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President & CEO
  Dates of Service: July 02, 2021 - Present
  Responsibilities: Oversees all supply chain opportunities and sales channel and branding strategies. Steve receives 8k salary a month.

Name: Jason Ross

Jason Ross's current primary role is with Quality Network Components. Jason Ross currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO
  Dates of Service: July 02, 2021 - Present
  Responsibilities: Operations. Jason receives 6k salary a month.

- **Position:** Secretary
  Dates of Service: July 02, 2021 - Present
  Responsibilities: To be completed.

Other business experience in the past three years:

- **Employer:** Quality Network Components
  Title: President & CEO
  Dates of Service: May 01, 2003 - Present
  Responsibilities: Over sees all operations

Name: Jeffrey Wallace

Jeffrey Wallace's current primary role is with Global Kinetics Inc.. Jeffrey Wallace currently services 25 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Business Development Officer
  Dates of Service: July 02, 2021 - Present
  Responsibilities: Assist in defining strategy, pricing models and other areas of the business as requested by the chief executive officer or the president, oversee business development efforts including, but not limited to, strategic partnerships, supply chain partners, channel partners, etc., collaborate with chief executive officer or president to identify and recruit Advisory Board members, and collaborate with chief executive officer or president on fundraising initiatives. Jeff receives 6k salary a month and he is a part-time employee.

Other business experience in the past three years:

- **Employer:** Global Kinetics Inc.
  Title: Founder
  Dates of Service: June 01, 1996 - Present
  Responsibilities: Executive responsiblities for the company. Global Kinetics serves as a corporate advisor and market development accelerator partner to early-to-mid stage clients seeking to accelerate time to value and establish operations or expand within the U.S. marketplace

Other business experience in the past three years:

- **Employer:** Silicon Valley in Your Pocket
  Title: Co-Founder
  Dates of Service: January 01, 2017 - Present
  Responsibilities: Access 300+ Silicon Valley investors, managers and founders that will coach your startup with cutting edge methods, best practices and experience. We can help you get ready to take your business to the next level, get ready for investors or scale your business beyond your country's borders.

Other business experience in the past three years:

- **Employer:** Well-Groomed Pets, Inc.
  Title: Co-Founder
  Dates of Service: February 01, 2020 - Present
  Responsibilities: Well Groomed Pets was built to allow our proprietary technology to efficiently run our stores so franchise owners have a simple and profitable business in which they can focus on what they really love - caring for pets.

Other business experience in the past three years:

- **Employer:** The Supporters Fund
  Title: Limited Partner
  Dates of Service: December 01, 2021 - Present
  Responsibilities: Investor in early to mid-state startup companies.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the

stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering equity in the amount of up to $750,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders

of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for upcycling art paint. Our revenues are therefore dependent upon the market for art paint.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our Sustainable artistic supplies. Delays or cost overruns in the development of our Sustainable artistic supplies and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated

technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and

adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Encore Artistic Solutions, Inc was formed on July 6 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Encore Artistic Solutions, Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Sustainable artistic supplies is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its

unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Encore Artistic Solutions, Inc or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Encore Artistic Solutions, Inc could harm our reputation and materially negatively impact our financial condition and business.

New Competition
New competitors can enter into the art and craft market.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Steve Ross	2,700,000	Common Stock	27.0%
Jason Ross	2,700,000	Common Stock	27.0%

The Company's Securities

The Company has authorized Common Stock, Convertible Note - 50k, Convertible Note - 65k, Convertible Note - 100k, and Convertible Note - 25k. As part of the Regulation Crowdfunding raise, the Company will be offering up to 748,484 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 8,203,500 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering will be subject to a voting proxy.

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Stock Options

The total amount outstanding includes 4,146,500 shares to be issued pursuant to restricted stock option grants, this includes 1,796,500 shares of unallocated option grants available in the plan.

Convertible Note - 50k

The security will convert into Common stock and the terms of the Convertible Note - 50k are outlined below:

Amount outstanding: $50,000.00
Maturity Date: April 29, 2023
Interest Rate: 8.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: A Preferred equity financing in which the Company receives at least $250,000 of new invested capital

Material Rights

There are no material rights associated with Convertible Note - 50k.

Convertible Note - 65k

The security will convert into Common stock and the terms of the Convertible Note - 65k are outlined below:

Amount outstanding: $65,000.00
Maturity Date: August 03, 2023
Interest Rate: 0.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: A preferred equity financing in which the Company receives at least $250,000 of new invested capital

Material Rights

There are no material rights associated with Convertible Note - 65k.

Convertible Note - 100k

The security will convert into Common stock and the terms of the Convertible Note - 100k are outlined below:

Amount outstanding: $100,000.00
Maturity Date: March 04, 2024
Interest Rate: 8.0%
Discount Rate: %
Valuation Cap: None

Conversion Trigger: A preferred equity financing in which the Company receives at least $250,000 of new invested capital

Material Rights

There are no material rights associated with Convertible Note - 100k.

Convertible Note - 25k

The security will convert into Common stock and the terms of the Convertible Note - 25k are outlined below:

Amount outstanding: $25,000.00
Maturity Date: August 05, 2024
Interest Rate: 8.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: A preferred equity financing in which the Company receives at least $250,000 of new invested capital

Material Rights

There are no material rights associated with Convertible Note - 25k.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 5,400,000
  Use of proceeds: Founders shares.
  Date: July 02, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $50,000.00
  Use of proceeds: Product development and Inventory
  Date: April 29, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $65,000.00
  Use of proceeds: Product development and Inventory
  Date: August 03, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $100,000.00
  Use of proceeds: Product development and Inventory
  Date: March 04, 2022

Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $25,000.00
  Use of proceeds: Product development and Inventory
  Date: August 10, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

With product development finalized and product validation through our own community of 5,300 plus artists, we have verified the product-market fit and overall viability. The company carried out price threshold and geographical acceptance utilizing our Encore branded Shopify site generating revenue from a diverse market segment.

The Company has acquired an official vender number with Michael's, North America's largest retailer of art and craft products. The Encore owned brand, Tomorrow's Artist, will launch online in early Q1 2023 with both Michaels and Amazon, and in-store with a multi-store Michael's end-cap pilot program toward the end of Q1 2023. The Company has the funds and inventory on hand to deliver the first round of orders for these programs. The Company has contracted with Channel Advisors to facilitate this system integration for both channel opportunities. At this time, Amazon integration is complete, and Michaels is ~ 30% complete with a scheduled date of delivery of November 17th. We anticipate a purchase order for opening orders in January 2023 for retail. Online and in-store fulfillment will pay as ordered with a 15-day lag.

Lastly, the Company founding team is prepared to bridge any financial needs as we approach revenue generation.

Foreseeable major expenses based on projections:

The Company has purchased all the equipment required to process and package during the product development phase.

We have several staffing positions to fill and will see a payroll begin as revenue starts to come in.

We have one additional machine that we will purchase prior to Q4, 2024.

We will be spending on brand development and marketing.

Future operational challenges:

Given that we have supply sources under exclusive agreement and the necessary equipment to support our foreseeable growth, we do not foresee signficant operational challenges. That said, demand post our launch could exceed our current supply capacity. We will need to enance our supply capacity.

Future challenges related to capital resources:

Given payment terms with some of our prospective clients, we might need "bridge" capital or factoring for receivables to keep us in a viable cash position. Furthermore, from a capital resources perspective, we desire to be capable to produce not less than 10% of our overall demand. This will require us being in position to acquire the needed equipment to support this goal.

Future milestones and events:

Looking ahead, we foresee significant growth following our current pilot agreements as well as some existing memorandums of understanding with prospective clients. This will dramatically change the trajectory of the Company's financial future. Also, from a macro perspective, the world is moving more and more toward sustainable solutions across myriad industries. We believe this will dovetail nicely with our launch and generate future potential opportunities in related categories.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of October 20, 2022 the Company has capital resources available in the form of a line of credit form the Founders totaling $150,000 and $12,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from our StartEngine campaign will be critical to supporting our existing pipeline of business and marketing for future growth. We do have sufficient funds for current demand, but will utilize the campaign generated funding as scale capital.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 20%-30% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal, factoring in our revenue pipeline.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for three plus years. This is based on a current monthly burn rate of $18,000 for expenses related to payroll, inventory, marketing and oporations.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for several years. This is based on a current monthly burn rate of $18,000 for expenses related to payroll, inventory, marketing and operations, factoring in our revenue pipeline.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

For our future capital needs, we anticipate executing additional crowdfunding campaigns and using profits from operations to fund our growth. We do not currently anticipate seeking venture capital at this time.

Indebtedness

- **Creditor:** Rick Armstrong
  Amount Owed: $50,000.00
  Interest Rate: 8.0%
  Maturity Date: April 29, 2023

- **Creditor:** Rick Armstrong
  Amount Owed: $25,000.00

Interest Rate: 8.0%
Maturity Date: August 05, 2024

- **Creditor:** Joe Negrey
  Amount Owed: $100,000.00
  Interest Rate: 8.0%
  Maturity Date: March 29, 2023

- **Creditor:** Pete Deutschman
  Amount Owed: $65,000.00
  Interest Rate: 8.0%
  Maturity Date: August 29, 2023

Related Party Transactions

- **Name of Entity:** Rick Armstrong
  Relationship to Company: Controller
  Nature / amount of interest in the transaction: Convertible note
  Material Terms: The Company has entered into a convertible note agreement with a related party for the purposes of funding operations totaling $50,000. The interest on the note was 8%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities in 2023. The notes are convertible into shares of the Company's common stock equal to 1% of the pre-money shares of the capital stock of the company during a change of control or qualified financing event.

- **Name of Entity:** Rick Armstrong
  Relationship to Company: Controller
  Nature / amount of interest in the transaction: Convertible Note
  Material Terms: The Company has entered into a convertible note agreement with a related party for the purposes of funding operations totaling $25,000. The interest on the note was 8%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities in 2024. The notes are convertible into shares of the Company's common stock equal to .5% of the pre-money shares of the capital stock of the company during a change of control or qualified financing event.

- **Name of Entity:** Joe Negrey
  Relationship to Company: Advisory Board
  Nature / amount of interest in the transaction: Convertible Note
  Material Terms: The Company has entered into a convertible note agreement with a related party for the purposes of funding operations totaling $100,000. The interest on the note was 8%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities in 2024. The notes are convertible into shares of the Company's common stock equal to 2% of the pre-money

shares of the capital stock of the company during a change of control or qualified financing event.

- **Name of Entity:** Pete Deutschman
  Relationship to Company: Advisory Board
  Nature / amount of interest in the transaction: Convertible Note
  Material Terms: The Company has entered into a convertible note agreement with a related party for the purposes of funding operations totaling $65,000. The interest on the note was 0%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities in 2023. The notes are convertible into shares of the Company's common stock equal to 1.3% of the pre-money shares of the capital stock of the company during a change of control or qualified financing event.

Valuation

Pre-Money Valuation: $13,535,775.00

Valuation Details:

Our valuation is justified based on several factors as outlined below:

Encore Artistic Solutions is tackling a massive challenge in society by diverting discarded paint from landfills and upcycling it into high-quality fine art paint products with the launch of our first product, Tomorrow's Artist.

The art-paint market alone represents a near $1 billion market opportunity and we are well prepared to play a pivotal role by developing high-quality sustainable products across various lines.

Year Mkt Size Growth

2020 $ 347.53

2021 $ 405.05 16.6%

2022 $ 437.45 8.0%

2023 $ 472.45 8.0%

2024 $ 510.25 8.0%

2025 $ 552.57 8.3%

A8

Source: https://www.globenewswire.com/news-release/2021/08/11/2278674/28124/en/Insights-on-the-347-53-Billion-Arts-Global-Market-to-2030-Identify-Growth-Segments-for-Investment.html

We have spent years perfecting our product and the manufacturing process as well as testing with dozens and dozens of artists around the country and overseas.

We have patent-pending processes, exclusive supply agreements, marketplace pilot agreements in place and a channel strategy established for both online and in-store sales. To be sure, we are beyond the concept and product development stage and already in the market with our first product.

We are being very well received by our early customers and with our channel partners, we are now prepared to introduce the world of artists to Tomorrow's Artist, our first premium fine art paint product, and other products "Created with Encore". Join us and let's make more art, not more waste.

Disclaimers

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) the company only has one class of common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $240,000.00 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,234,998.60, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *Marketing*

25.0%
We will utilize funds predominantly for marketing and sales purposes in order to drive more revenue generating opportunities.

- *Company Employment*
  15.0%
  This is to commence paying post-funding salaries to key personnel.

- *Operations*
  53.5%
  We will utilize these funds for general operations of the business.

- *StartEngine Service Fees*
  1.0%
  Fees for certain services provided by StartEngine

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.encoreartpaint.com (www.encoreartpaint.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/encore-art-paint

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Encore Artistic Solutions, Inc

[See attached]

Encore Artistic Solutions, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Encore Artistic Solutions, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
September 28, 2022
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	10,691	1,437
Total Current Assets	10,691	1,437
TOTAL ASSETS	10,691	1,437
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	646	-
Accrued Interest	2,333	-
Sales Tax Payable	(121)	-
Total Current Liabilities	2,858	-
Long-term Liabilities		
Convertible Notes Payable - Related Party	50,000	-
Total Long-Term Liabilities	50,000	-
TOTAL LIABILITIES	52,858	-
EQUITY		
Additional Paid In Capital	166,622	56,742
Accumulated Deficit	(208,789)	(55,305)
Total Equity	(42,167)	1,437
TOTAL LIABILITIES AND EQUITY	10,691	1,437

Statement of Operations

	Year Ended December 31,	
	2021	2020
Revenue	812	-
Cost of Revenue	4,093	14,890
Gross Profit	(3,281)	(14,890)
Operating Expenses		
Advertising and Marketing	6,636	-
General and Administrative	110,490	17,688
Research and Development		
Rent and Lease	30,744	16,956
Depreciation		
Amortization		
Total Operating Expenses	147,870	34,644
Operating Income (loss)	(151,150)	(49,534)
Other Income		
Interest Income		
Other		
Total Other Income	-	-
Other Expense		
Interest Expense	2,333	-
Other		
Total Other Expense	2,333	-
Provision for Income Tax	-	-
Net Income (loss)	(153,484)	(49,534)

Statement of Cash Flows

	Year Ended December 31, 2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	(153,484)	(49,534)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable	646	-
Accrued Liabilities	2,212	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	2,858	-
Net Cash provided by (used in) Operating Activities	(150,626)	(49,534)
FINANCING ACTIVITIES		
Convertible Notes Payable - Related Party	50,000	-
Founder Investments (Note 6)	109,880	50,971
Net Cash provided by (used in) Financing Activities	159,880	50,971
Cash at the beginning of period	1,437	-
Net Cash increase (decrease) for period	9,254	1,437
Cash at end of period	10,691	1,437

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/20	-	-	-	(5,771)	(5,771)
Issuance of Common Stock	-	-	-	-	-
Additional Paid in Capital (Note 6)	-	-	56,742	-	56,742
Net Income (Loss)	-		-	(49,534)	(49,534)
Ending Balance 12/31/2020	-	-	56,742	(55,305)	1,437
Issuance of Common Stock	5,400,000	-	-	-	-
Additional Paid in Capital (Note 6)	-	-	109,880	-	109,880
Net Income (Loss)	-	-	-	(153,484)	(153,484)
Ending Balance 12/31/2021	5,400,000	-	166,622	(208,789)	(42,167)

Encore Artistic Solutions, Inc
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Encore Artistic Solutions, Inc. was formed in Delaware on July 7, 2021. The Company has developed a high-quality art paint out of discarded household paint. To date, the company has signed several exclusive supply agreements giving the company the rights to a vast majority of the material collected in the state of California and Texas. Revenue will be generated beginning the first quarter of 2023 with a signed retail program that includes 150 locations at Michaels arts and crafts. The company has also developed a base material that will be sold to a nationally recognized craft brand as a primary ingredient in a new line of eco-friendly line of craft paint. The company will conduct a crowdfunding campaign under regulation CF in late 2022 to raise capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company recognizes product sales revenue at the time of shipment.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity-based compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	**Weighted Average Exercise Price**	**Weighted Average Intrinsic Value**
Total options outstanding, January 1, 2020	-	$ -	$ -
Granted	-	$ -	$ -
Exercised	-	$ -	$ -
Expired/cancelled	-	$ -	
Total options outstanding, December 31, 2020	-	$ -	$ -
Granted	1,900,000	$ 0.0001	$ -
Exercised	-	$ 0.0001	$ -
Expired/cancelled	-	$ 0.0001	
Total options outstanding, December 31, 2021	1,900,000	$ 0.0001	$ -
		$ 0.0001	
Options exercisable, December 31, 2021	105,556	$ 0.0001	$ -

	Nonvested Options	Weighted Average Fair Value
Nonvested options, January 1, 2020		
Granted	-	$ -
Vested	-	$ -
Forfeited	-	$ -
Nonvested options, December 31, 2020	-	$ -
Granted	1,900,000	$ -
Vested	(105,556)	$ -
Forfeited	-	$ -
Nonvested options, December 31, 2021	1,794,444	$ -

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Convertible Notes - The Company has entered into a convertible note agreement with a related party for the purposes of funding operations totaling $50,000. The interest on the note was 8%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities in 2023. The notes are convertible into shares of the Company's common stock equal to 1% of the pre-money shares of the capital stock of the company during a change of control or qualified financing event.

The Company's founders incurred operating expenses paid on behalf of the Company totaling $56,742 and $109,880 for the years ended 2020 and 2021 respectively. The amounts were recorded as paid in capital.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

See "Note 3 – Related Party Transactions".

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	-
2023	50,000
2024	-
2025	-
2026	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 10,000,000 of common shares with a par value of $0.0001 per share. 5,400,000 shares were issued and outstanding as of 2020 and 2021

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 28, 2022, the date these financial statements were available to be issued.

Convertible Notes - The Company has entered into multiple convertible note agreements with related parties for the purposes of funding operations totaling $175,000. The interest on the notes was 0-8%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities ranging from 2023 to 2024. The notes are convertible into shares of the Company's common stock equal to 0.5-2% of the pre-money shares of the capital stock of the company during a change of control or qualified financing event.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses and negative cashflows from operations and may continue to generate losses. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue-producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Encore Artistic Solutions is not live or open to the public at this moment.

Make More Art, Not More Waste

INVEST IN ENCORE ARTISTIC SOLUTIONS TODAY!

Encore Artistic Solutions has developed a patent-pending process that upcycles discarded paint into premium, high-quality, fine art paint. We are breaking a cycle of waste by building a
community dedicated to making sustainability part of their artistic practices. We... Show more


A WORLD FREE OF DISCARDED PAINT.

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Reasons to Invest

- We have developed a patent-pending manufacturing process that is able to upcycle a minimum of 60% of discarded paint materials without sacrificing the quality of the final product.
- Our total attainable market for art paint is valued at $935.80 million (Source).
- We have spent years collaborating with the art community to test our product and get it exactly right, and now we are in-market and ready to grow.

OVERVIEW

Sustainable, High Quality Fine Art Paint



Encore Artistic Solutions is committed to giving the waste stream a second life as quality products in the $4.5 trillion circular economy (Source). While we look at waste streams across the entirety of the circular economy, our beachhead market focuses on the nearly 75 million gallons of paint that are discarded each year (Source).

At Encore Artistic Solutions, we make fine art paint sustainable by using large quantities of discarded paint to manufacture our high-quality, upcycled paint to meet artists' desires for premium materials and environmental sustainability.

Our entire process is domestically sourced, produced, and distributed to avoid the pervasive and persistent global supply chain challenges. Our goal is to build a community that reduces the impact of discarded paint by disrupting the waste stream and transforming it into artwork.

THE PROBLEM & OUR SOLUTION

Keeping Paint Out of Landfills

Nearly 75 million gallons of paint are discarded each year (Source). Most unused paint ends up in landfills, even though it is classified as hazardous waste. Many artists care about the environment but lack options that reduce their impact.


HUGO RIVERA GALLERY
~75 MILLION
gallons of paint are discarded each year

Source

We developed a paint manufacturing process that uses at least 60% upcycled premium quality acrylic materials. We collect used paints from consumer drop-off sites and use our proprietary blend of materials to deliver paint that is both high-quality and sustainable.

In addition, we use our "Created with Encore" platform to partner with leading brands seeking to deliver on quality and sustainability while valuing a more creative, collaborative, community-minded, and circular tomorrow. Our first product, Tomorrow's Artist™, is a premium fine art paint brand birthed in the world-famous Laguna Beach Art District.

THE MARKET & OUR TRACTION

Growing Demand & A Tested Manufacturing Process


The Global Arts & Crafts Market Is Expected To Increase.
$348B
in 2020
$553B
by end of 2025

Source

The global arts and crafts market is growing rapidly, expected to increase from $347.53 billion in 2020 to $552.57 billion by the end of 2025. Our total attainable market in art paint alone is valued at $935.80 million (Source | Source).

We have spent over four years developing and refining our first product as well as tested it with dozens of artists. Our conversion process and art paint product formulation are protected by provisional patents, and we have multiple trademarks in various stages of development.

WHY INVEST

Giving Used Paint An Encore


TDI

We are reducing the amount of paint that ends up in landfills while still delivering premium quality that artists love. As we grow, we are preparing to launch a broad social media marketing campaign to further build our community. Through our partnerships with retailers and e-commerce vendors and the development of exciting new products, we are ready to create a brighter, more sustainable future for artists who want to **make more art, not more waste**.

ABOUT

HEADQUARTERS
490 Via Del Norte
Oceanside, CA 92058

VALUATION
$13.54M

Encore Artistic Solutions has developed a patent-pending process that upcycles discarded paint into premium, high-quality, fine art paint. We are breaking a cycle of waste by building a community dedicated to making sustainability part of their artistic practices. We are currently in-market with our first product, Tomorrow's Artist™, a premium fine art paint, and we are in the process of developing additional artistic offerings.

TEAM



Jeff Wallace
Chief Business Development Officer

Jeff resides in the Bay Area and works with global startup ecosystems and entrepreneurs. He's an Adjunct Instructor for Entrepreneurship & Innovation at UC Berkeley and co-founder of Silicon Valley in Your Pocket, a global virtual startup accelerator serving 100s of companies across 30+ countries. He is an angel investor with equity positions in 180+ companies and advisor & investor at Berkeley SkyDeck. He is an Executive Board Member for the Rutgers Business School Road to Silicon Valley Program. He worked at Cognizant & Brillio as Global Head for Mobility & UX practices. He is a keynote speaker at global tech & startup events. He holds a BA in Economics / Finance from Rutgers College & an MBA from UC Berkeley.



Jason Ross
Chief Operating Officer

Jason resides in Temecula, California. His career started in the technology space with Southland Micro where he led sales initiatives in the memory and chip manufacturing space. Jason's early success in the southern California market led to opportunities to develop new business in Europe. Jason was instrumental in securing business with Apple, Dell and others. Nearly twenty years ago, Jason left corporate sales and launched Quality Network Components, a company created to program and sell network technology to international telecommunications companies. With a strong background in developing inventory controls and process flow, Jason has been instrumental in setting up systems internally to manage Encore's platform partners. Jason is an investor in Encore.



Steve Ross
President

Steve resides in Laguna Beach, California and has spent over thirty years in primarily early-stage opportunities. His background in coatings and product design have led him into co-founding several companies that created product that mitigated labor and environmental impacts. Steve successfully co-founded and managed OLP, Inc. While running OLP he managed a seven-year product development cycle with a national rollout into John Deere Landscapes and several other national chains which lead the team to a successful acquisition by Headwaters, Inc. The product and processes he designed are still driving revenue and profit while improving the impact on the environment. He has spent nearly eight years testing and developing the "created with Encore" family of products.

TERMS

Encore Artistic Solutions

Overview

PRICE PER SHARE	VALUATION
$1.65	$13.54M
DEADLINE	AMOUNT RAISED
Feb 15, 2023	$0.00

Breakdown

MIN INVESTMENT	OFFERING TYPE
$249.15	Equity
MAX INVESTMENT	SHARES OFFERED
$1,234,998.60	Common Stock
MIN NUMBER OF SHARES OFFERED	MAX NUMBER OF SHARES OFFERED
6,060	748,484

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Risks

Company : **Encore Artistic Solutions, Inc**

Corporate Address : **490 Via Del Norte, Oceanside, CA 92058**

Offering Minimum : **$9,999.00**

Offering Maximum : **$1,234,998.60**

Minimum Investment Amount (per investor) : **$249.15**

Terms

Offering Type : **Equity**

Security Name : **Common Stock**

Minimum Number of Shares Offered : **6,060**

Maximum Number of Shares Offered : **748,484**

Price per Share : **$1.65**

Pre-Money Valuation : **$13,535,775.00**

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering will be subject to a voting proxy.

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first two weeks and receive 15% bonus shares

Super Early Bird Bonus

Invest within the first three weeks and receive 10% bonus shares

Early Bird Bonus

Invest within the first four weeks and receive 5% bonus shares

Amount-Based:

$250+

Ruby Red

Receive a Tomorrow's Artist fine art paint sampler kit including black, white and 3 colors + a one-time 10% discount code to our website

$500+

Glenneyre Green

Receive a Tomorrow's Artist fine art paint sampler kit + a one-time 15% discount code to our website

$1,000+

Brooks Blue

A 5% charitable contribution of paint will be made in your name to the charity of your choice (based on Issuer provided options: Boys & Girls Clubs of America, YoungArts, or National Arts Youth Alliance), + a Tomorrow's Artist Fine Art Paint Sampler Kit, + a $25 gift card, + a one-time 15% discount code with free shipping on your order

$1,750+

Bluebird Blue

Receive a Tomorrow's Artist Fine Art Paint Sampler Kit, + a $50 gift card, + a 15% discount code for 2 months with free shipping on your orders, + a 5% charitable contribution of paint will be made in your name to the charity of your choice (based on Issuer provided options: Boys & Girls Clubs of America, YoungArts, or National Arts Youth Alliance)

$2,500+

Mountain White

Receive a Tomorrow's Artist Fine Art Paint Sampler Kit, + a $75 gift card, + a 15% discount code for 6 months with free shipping on your orders, + a 5% charitable contribution of paint will be made in your name to the charity of your choice (based on Issuer provided options: Boys & Girls Clubs of America, YoungArts, or National Arts Youth Alliance)

$5,000+

Agate Black

Receive 5% Bonus Shares, + a $100 gift card + a 15% discount code for 1 year with free shipping on your orders, + a Tomorrow's Artist Fine Art Paint Sampler Kit, and a 5% charitable contribution of paint will be made in your name to the charity of your choice (based on Issuer provided options: Boys & Girls Clubs of America, YoungArts, or National Arts Youth Alliance)

$10,000+

Victoria Sunset

Receive 5% Bonus Shares, + a $250 gift card, + a 20% discount code for 1 year with free shipping on your orders, + a Tomorrow's Artist Fine Art Paint Sampler Kit, + a 10% charitable contribution of paint will be made in your name to the charity of your choice (based on Issuer provided options: Boys & Girls Clubs of America, YoungArts, or National Arts Youth Alliance)

$25,000+

Cress Yellow

Receive 10% Bonus Shares, + a 25% discount code for 1 year with free shipping on your orders, + a $250 gift card, + a Tomorrow's Artist Fine Art Paint Sampler Kit, + a 10% charitable contribution of paint will be made in your name to the charity of your choice (based on Issuer provided options: Boys & Girls Clubs of America, YoungArts, or National Arts Youth Alliance)

$50,000

Gaviota Gold

Receive 15% Bonus Shares, + a 30% discount code for 1 year with free shipping on your orders, + a $250 gift card, + a Tomorrow's Artist Fine Art Paint Sampler Kit, + a 10% charitable contribution of paint will be made in your name to the charity of your choice (based on Issuer provided options: Boys & Girls Clubs of America, YoungArts, or National Arts Youth Alliance)

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Encore Artistic Solutions, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.65 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $165. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

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;

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Scene 1

Did you know that in the US alone we purchase roughly 800 million gallons of new paint each year? And nearly 10% goes unused and is eventually thrown away!

We invite you to join us at Encore Artistic Solutions to be part of a growing community that is solving that monumental problem and enabling us collectively to make more art, not more waste.

Scene 2

According to the World Business Council for Sustainable Development, “the ‘circular economy’ model brings products back into the cycle after their use so they can be reused, recycled, or repurposed.” The World Economic Forum states, “with the global population predicted to approach 9 billion people by 2030, we are using more resources than the planet can provide.

Our future depends on reusing what we have in a sustainable way.”

At Encore, we have initially developed a process and created several products within the 405-billion-dollar arts and craft market to capture and upcycle the high-quality paint materials previously discarded and enable our community of engaged artists to create amazing works of art.

Scene 3

In 2021, over 75 million gallons of paint was discarded across the United States at local disposal sites or, even worse, just mixed into standard garbage bags and tossed into landfills creating hazardous waste situations.

Scene 4

Our Encore community of dedicated environmentalists, creative artists and supply chain experts have developed a process through exclusive supply agreements combined with creative chemistry to redirect high quality acrylic materials from the waste stream into a patent-pending process that gives paint a second life.

We are building a company capable of partnering with new and established manufacturers looking to become sustainable or deliver on customer expectations for a more responsible production process. The unique benefits that products co-branded “Created with Encore” possess are the Encore novel patent process, the ability to be a player in the circular economy, and the opportunity to be a genuine part of the waste stream solution.

Our beachhead market opportunity consists of a new brand of high-quality fine art paint, called,

“Tomorrow’s Artist”.

(Cut to mural and fine artist footage - exterior mural, student or at home and high end interior gallery – we have plenty of footage of Dani, Charly and Hugo we can leverage here)

It is the result of nearly 5 years of product development and market testing with some of the most respected and accomplished artists across the country. Tomorrow's Artist product stands the test of time and allows the artists to mix and blend colors to create and communicate what they see and feel. Our domestically sourced "Tomorrow's Artist" product line is both high quality and environmentally friendly!

Scene 5

What makes our product different? Simply put, we offer the artistic community an environmentally conscious way to create amazing works of art without compromising quality or changing behaviors. And all the while, they are preserving our natural resources. For every gallon of Tomorrow's Artist an artist uses, they are responsible for saving 13 gallons of water which would have been used in the production of a gallon of virgin paint.

Scene 6

To date we have signed multiple exclusive supply agreements covering vast parts of California and TX with several additional regions targeted for signature next year as demand increases. We have agreed to conduct a pilot test with Michael's, one of North America's largest providers of arts & crafts, for our Tomorrows Artist's fine art paint targeted to launch in Q1 2023. Furthermore, we have executed a supply and licensing agreement to co-design another line of paint with one of the country's most recognizable brands in the craft paint segment. And finally, we have developed a community of thousands of engaged and environmentally conscience fans and artists to launch us into a better tomorrow.

Scene 7

We have a lot of exciting things going on at Encore and, to be sure, we are just getting started.

We are eager to engage the market and brands across industries to create a more sustainable tomorrow.

Join our community and invest in a better tomorrow!

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